Exhibit 99.1

STONECO LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held November 14, 2019

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the “AGM”) will be held at the offices of the Company located at 103 South Church Street, Grand Cayman, Cayman Islands on November 14, 2019 at 10:30 a.m. (Cayman Islandstime).

AGENDA

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	To re-elect the below nominees as directors of the Company (the “Nominees”), each to serve for a one year term, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company:

a.	André Street;

b.	Eduardo Cunha Monnerat Solon de Pontes;

c.	Roberto Moses Thompson Motta;

d.	Thomas A Patterson;

e.	Ali Mazanderani; and

f.	Silvio José Morais.

2.	To resolve, as an ordinary resolution, that the Company’s financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 be approved and ratified.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board of Directors of the Company (the “Board”) has fixed the close of business on October 14, 2019 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2018 annual report for the fiscal year ended December 31, 2018 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2019 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov or by contacting the Company’s Investor Relations Department by email at investors@stone.com.br.

In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice.

By Order of the Board of Directors

/s/André Street

Name: André Street

Title: Chairman of the Board of Directors

Dated: October 16, 2019

Registered Office:

c/o Harneys Fiduciary (Cayman) Limited

PO Box 10240, Harbour Place

Grand Cayman

KY1-1002

Cayman Islands